

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

Via Email
Mr. R.G. Young
Senior Vice President and Chief Financial Officer
Archer-Daniels-Midland Company
4666 Faries Parkway, Box 1470
Decatur, Illinois 62525

> **Re:** **Archer-Daniels-Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 27, 2012**
> **Form 10-K for Transition Period Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-0004**

Dear Mr. Young:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Transition Period Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1. Please tell us and discuss in future filings the amount of cash held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested.

Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies

Asset Abandonments and Write-Downs

2.   We note that you evaluate long-lived assets for impairment whenever indicators of
        impairment exist, and that disclosure related to the 2012 transition period states that
        "weak domestic gasoline demand and unfavorable global ethanol trade flows resulted in
        continued excess industry capacity, keeping ethanol margins negative." Please provide
        us an overview of your ethanol related assets and clarify for us whether you tested these
        assets for recoverability under FASB ASC 360-10-35-21 during the 2012 transition or
        prior periods. We note that during the third quarter of fiscal 2012 you recorded facility
        and other related costs related to the closure of your ethanol facility in Walhalla, ND, but
        it is not clear whether you tested for recovery other ethanol related assets then or
        subsequently. If you determined it was not necessary to test other ethanol related assets
        for recoverability, please provide us an analysis of the factors you considered. Provide us
        the tests for recoverability, if performed. As part of your response, also provide us an
        overview of the lowest level for which identifiable cash flows are largely independent of
        the cash flows of other assets and liabilities, as it relates to your ethanol assets, under
        FASB ASC 360-10-35-23.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief